Exhibit 99.1

News Release

1 February 2021

FREYR and Glencore sign LOI for supply of ethically sourced cobalt

FREYR AS is pleased to announce the signing of a letter of intent (LOI) with Glencore International AG (Glencore) for the supply of up to 3,700 tonnes of high grade sustainably sourced cobalt metal cut cathodes produced at Nikkleverk, Glencore’s Norwegian operations in the city of Kristiansand.

The LOI follows the Memorandum of Understanding (MoU) between FREYR and Glencore announced on 9 December 2020. Cobalt is a core component in FREYR’s lithium-ion battery (LIB) cells, which will be produced at the company’s planned facilities in Mo i Rana, Norway.

“We are very pleased to progress our relationship with Glencore which is a global leader in supply and recycling of battery raw materials. The final supply agreement will provide our production facilities with sustainably-sourced and traceable cobalt refined at Glencore’s local Norwegian operations as part of an expanding local sustainable battery value chain in support our joint ambition of decarbonization of energy and transport systems”, said Tom Jensen, the CEO of FREYR.

Glencore is also one of the investors contributing with new equity (committed in the private investment in public equity) in connection with FREYR’s proposed business combination with New York Stock Exchange (NYSE)-listed Alussa Energy Acquisition Corp. (Alussa) announced on 29 January. The combined company will be named FREYR Battery and its common stock is expected to start trading on the NYSE upon closing of the business combination, which is expected to occur in the second quarter of 2021.

Nico Paraskevas, Head of Copper and Cobalt Marketing, Glencore, commented: “The finalisation of the letter of intent alongside our planned investment in the combined company cements our long-term partnership. We look forward to helping FREYR achieve its goal of producing batteries with the world’s lowest lifecycle carbon footprint and contributing to our ambition of net-zero total emissions by 2050.”

FREYR plans to cooperate with Glencore to ensure standards of responsible sourcing of Cobalt that meet both Glencore and FREYR’s sustainability standards. Both companies recognize the importance of transparency in communication and ESG-reporting and plan to cooperate to align on relevant communication regarding the impact of operations on the environment, carbon footprint, labour conditions and human rights, including programmes based on the OECD Due Diligence Guidance for Responsible Supply Chains.

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Contact details
Tom Einar Jensen, CEO	tom.jensen@freyrbattery.com
Hilde Rønningsen, Director of Communications	hilde.ronningsen@freyrbattery.com

About FREYR AS

FREYR plans to develop up to 43 GWh of battery cell production capacity by 2025 to position the company as one of Europe’s largest battery cell suppliers. The facilities will be located in the Mo i Rana industrial complex in Northern Norway, leveraging Norway’s highly skilled workforce and abundant, low-cost renewable energy sources from hydro and wind in a crisp, clear and energized environment. FREYR will supply safe, high energy density and cost competitive clean battery cells to the rapidly growing global markets for electric vehicles, energy storage, and marine applications. FREYR is committed to supporting cluster-based R&D initiatives and the development of an international ecosystem of scientific, commercial, and financial stakeholders to support the expansion of the battery value chain in our region. For more information, please visit www.freyrbattery.com.

About Glencore International AG

Glencore is one of the world’s largest global diversified natural resource companies and a major producer and marketer of more than 60 responsibly-sourced commodities that advance everyday life. The Group's operations comprise around 150 mining and metallurgical sites and oil production assets. With a strong footprint in over 35 countries in both established and emerging regions for natural resources, Glencore's industrial activities are supported by a global network of more than 30 marketing offices. Glencore's customers are industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. We also provide financing, logistics and other services to producers and consumers of commodities. Glencore's companies employ around 160,000 people, including contractors. Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals. We are an active participant in the Extractive Industries Transparency Initiative. Our ambition is to be a net zero total emissions company by 2050.

Disclaimer

The information in this press release includes forward-looking statements and information based on management’s expectations as of the date of this press release. All statements other than statements of historical fact included in this press release, including statements regarding FREYR’s business strategy and future performance, addressable market, timing of completion of the transaction with Alussa and satisfaction of closing conditions, timing and signing of the definitive supply agreement between FREYR and Glencore, anticipated benefits of FREYR’s technologies and projected factory customer qualification plant capacity are forward-looking statements. The words “may,” will,” “expect,” “plan,” “target,” or similar terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. FREYR may not actually achieve the plans or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Factors that may cause actual results to differ materially from current expectations, include FREYR’s ability to execute on its business strategy, develop and increase production capacity in a cost-effective manner; changes adversely affecting the battery industry; the further development and success of competing technologies; and the failure of 24M technology or FREYR’s batteries to perform as expected.

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